Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: MetLife Chile Acquisition Co. S.A.

Subject Company: Provida Pension Fund Administrator

Commission File No.: 333-200371

Date: April 30, 2015

MATERIAL DISCLOSURE

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

Santiago, April 30, 2015

Messrs.

Securities and Insurance Commission of Chile

Av. Libertador Bernardo O’Higgins 1449

By Messenger

Re:      Administradora de Fondos de Pensiones ProVida S.A.

Securities Registration No. 211

Ladies and Gentlemen:

In compliance with Article 9 and the second subparagraph of Article 10 of the Securities Market Law 18045 and with General Rule No. 30 of the Commission, under due authority, I hereby make the following material disclosure about, and on behalf of, Administradora de Fondos de Pensiones ProVida S.A. (the “Company”):

A special shareholders meeting of the Company was held on the same date hereof in relation with the merger by takeover (the “Merger”) of the Company and MetLife Chile Acquisition Co. S.A. (“Acquisition Co.”), which was approved by a special shareholders meeting of the Company held on December 29, 2014 (the “Merger Meeting”). Certain supplements, clarifications and/or changes were approved at today’s shareholders meeting regarding some matters contained in the resolutions adopted at the Merger Meeting.

In particular, the resolutions adopted at today’s special shareholders meeting are the following:

(i) Approval of amended and restated bylaws of Acquisition Co. to include certain changes made by the Pension Commission to the text approved at the special shareholders meeting held on December 29, 2014. Those changes clarify and complement the language used in the articles on the business purpose, the procedure to fill directorship vacancies and the conflicts of interest applicable to the chief executive officer.

(ii) Approval of supplemental conditions required for the Merger to take effect, in line with the request by the Pension Commission, noting that the receipt by Acquisition Co. of a pension fund manager license is also a requirement for the Merger to take effect.

(iii) Approval of supplements to the Financial Statements and Expert Opinions of the Company and Acquisition Co. based on the observations made by the Pension Commission and the Securities and Insurance Commission to the financial statements approved at the special shareholders meeting held December 29, 2014.

(iv) Authority to the Board of Directors and powers of attorney. The grant of authority to the Company’s Board of Directors to grant the powers of attorney that are deemed necessary, in particular the powers of attorney to legalize, consummate and implement the merger resolutions and other resolutions adopted by the shareholders meeting, and to adopt the other resolutions needed to implement the Merger.

Please be advised that at a special meeting held on the date hereof, the shareholders of Acquisition Co. agreed to supplement, clarify and/or modify certain matters contained in the resolutions adopted at the Acquisition Co. Merger Shareholders Meeting held on December 29, 2014, on the same terms approved by the Company’s shareholders.

Sincerely yours,

Carlo Ljubetic R.

Alternate Chief Executive Officer

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.